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                           CMAC INVESTMENT CORPORATION
                        SCHEDULE OF NET INCOME PER SHARE
                                  EXHIBIT 11.1

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
                                                                   QUARTER ENDED MARCH 31
                                                                    1998             1997
                                                                  --------         --------
(In thousands, except per-share amounts and market prices)
Net income ...............................................        $ 21,052         $ 17,284
Preferred stock dividend adjustment ......................            (825)            (825)
                                                                  --------         --------
Adjusted net income ......................................        $ 20,227         $ 16,459

Average diluted stock options outstanding ................         1,562.8          1,576.9
Average exercise price per share .........................        $  20.84         $  16.13
Average market price per share - diluted basis ...........        $  64.14         $  34.91

Average common share outstanding .........................          22,578           22,417
Increase in shares due to exercise of options -
 diluted basis ...........................................           1,055              846

Adjusted shares outstanding - diluted ....................          23,633           23,263

Net income per share - basic .............................        $   0.90         $   0.73
                                                                  ========         ========

Net income per share - diluted ...........................        $   0.86         $   0.71
                                                                  ========         ========
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